EXHIBIT 99.1

PyroGenesis Announces the Approval of NexGen™ Facility by Global Aerospace Client for 3D Metal Powder Production

Successful Completion of All On-site Quality Audit Findings

MONTREAL, Jan. 24, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Technology Fast 50™ high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce today that, further to its press releases dated September 21, 2022 and November 2, 2022, all of the findings and recommendations made by a leading global aerospace company (the “Client”), as part of their on-site audit of PyroGenesis' NexGen™ metal powder production facility have been successfully completed and accepted.

Now that the Client has approved and accepted PyroGenesis’ NexGen™ manufacturing process, the next and final step is to provide sample titanium metal powder from the newly approved NexGen™ manufacturing process. The plasma atomized metal powder produced from PyroGenesis' proprietary state-of-the-art process (NexGen™) will be used for verification and confirmation of their chemical and mechanical properties.

“The Client is a very discerning aerospace company with some of the most stringent and demanding standards. As such, we are very proud to have gained their confidence and to be moving forward to the final phase,” said Mr. Massimo Dattilo, VP PyroGenesis Additive. “We have methodically completed all steps in the client’s on-site quality audit, leaving only the verification of the chemical and mechanical properties of PyroGenesis’ plasma atomized metal powders as the last step. We believe the difficult part is now behind us, and we are looking forward to the prospect of becoming a fully-fledged approved supplier of titanium powder to one of the largest potential clients in North America. Once an approved supplier, PyroGenesis Additive could also supply their service centers.”

Having already passed this rigorous qualification process, management is of the opinion that future qualification audits from potential clients will now be completed in a significantly shorter time frame. PyroGenesis Additive is currently addressing an influx of opportunities from the past year and continues to expand its team in anticipation of meeting this demand.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/